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[CAMPBELL RESOURCES INC. LOGO]  CAMPBELL RESOURCES INC.


                                  PRESS RELEASE
                              For immediate release

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.


               CAMPBELL RESOURCES ANNOUNCES $6.4 MILLION FINANCING

MONTREAL, MARCH 1, 2004 - CAMPBELL RESOURCES INC. (CCH -- TSX; OTC BULLETIN
BOARD: CBLRF) is pleased to announce that it has entered into an agreement with a syndicate of investment dealers led by GMP Securities Ltd. and including Westwind Capital Inc., Sprott Securities Inc., Haywood Securities Inc. and Maison Placements, to sell on a private placement best efforts basis up to 8 million units at a price of $0.80 per unit for gross proceeds of $6.4 million. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable for one common share at $1.20 per share for three years from the date of closing. The agents have the option to sell additional 3,824,179 units at the issue price on or prior to closing. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the offering will be approximately $9.5 million. This financing will go towards the development of the Copper Rand 5000 project located in Chibougamau, Quebec.

The offering is scheduled to close on or about March 11, 2004 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

These securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

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Forward Looking Statement:

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2002. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

FOR MORE INFORMATION:

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CAMPBELL RESOURCES INC.                                   Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer      Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                        John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764                                         Media: Colette Saulnier: csaulnier@renmarkfinancial.com
afortier@campbellresources.com                            Tel.: 514-939-3989
                                                          Fax: 514-939-3717
                                                          www.renmarkfinancial.com
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